Newbridge Securities Corporation
1451 West Cypress Creek Road
Fort Lauderdale, Florida 33309
December 5, 2006
Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Smart Move, Inc. Registration Statement on Form SB-2 (File No. 333-137931)
Dear Ms. Wolff:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), Newbridge Securities Corporation, as representative of the several underwriters, respectfully requests that the effective date of the Registration Statement on Form SB-2 (File No. 333-137931) filed by Smart Move, Inc. (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:30 P.M., Washington, D.C. time, on December 6, 2006, or as soon thereafter as practicable.
     Pursuant to Rule 460 of the Securities Act, and in support of the request above, we hereby advise you that the Preliminary Prospectus dated November 8, 2006 filed in connection with the Registration Statement and distributed during the period from November 8, 2006 through December 5, 2006 has been made available to prospective investors approximately as follows:

Sent to Underwriters	2,200
Sent to Dealers	2,500
Sent to Institutional Investors	25
Other/Retail	25

Total	4,750
     We hereby confirm that we will make delivery of preliminary prospectuses complying with Rule 430 of the Securities Act and of final prospectuses, all as required in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Douglas K. Aquililla

Douglas K. Aguililla, Director of Investment Banking